SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	◻ Form 20-F	◻ Form 11-K	◻ Form 10-Q	◻ Form N-CEN
◻ Form N-CSR

	For Period Ended:	December 31, 2021
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Boxlight Corporation
Full Name of Registrant

Former Name if Applicable

1045 Progress Circle
Address of Principal Executive Office (Street and Number)

Lawrenceville, GA 30043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

On March 29, 2022, Boxlight Corporation (the “Company”) received a notice of events of default and reservations of rights (the “Default Notice”) from Whitehawk Capital Partners, LP (the “Collateral Agent”) under the Company’s Credit Agreement with the Collateral Agent and Whitehawk Finance, LLC (the “Lender”), dated December 31, 2021 (the “Credit Agreement”). The Company and the Collateral Agent and Lender are in discussions concerning waivers of such defaults and an amendment to the Credit Agreement. As a result the Company is unable to timely finalize its audit related to its Annual Report on Form 10-K for the year ended December 31, 2021 as the Company is still in process of compiling certain required information that is necessary in order to complete its audit for 2021 and the Form 10-K. Accordingly, the Company requires additional time to prepare and review its consolidated financial statements and other disclosures in the Form 10-K.

The Company intends to file the Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael Pope	404	891-1122
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ◻ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ◻ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in the results of operations from the corresponding period for the last fiscal year as we completed a significant acquisition at the end of the third quarter of 2020, the full year results of which will now be incorporated into our Annual Report for the year ended December 31, 2021. As a result, our revenues have increased significantly (from approximately $54.9 million in 2020 to approximately $185.2 million in 2021) and our cost of revenues and related expenses have increased proportionally, as well. For a comparison of the Company’s results of operations for the fiscal year ended December 31, 2021 as compared to the fiscal year ended December 31, 2020, please see the Company’s earnings release dated March 17, 2022 and furnished as an exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially. When used in this Form 12b-25, the words “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “predicts,” or “contemplates” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The statements in this Form 12b-25 are made as of the date of this form and are subject to change until the Company will have filed its Annual Report on Form 10-K for the year ended December 31, 2021. The Company undertakes no duty to update or revise any such information contained in this Form 12b-25 except as required by federal securities laws. You should read this Form 12b-25 completely and in conjunction with the cautionary statements contained in the “Risk Factors” section and elsewhere in the Company’s filings with the SEC including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, and with the understanding that actual future results and developments may be materially different from what the Company expects due to a number of risks and uncertainties, many of which are beyond the Company’s control.

BOXLIGHT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2022	By	/s/ Michael Pope

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).